P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

27 May 2003

Dear Sirs

P&O AND STENA LINE SIGN MOU FOR IRISH SEA FERRY OPERATIONS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

P&O

News Release

27 May 2003

P&O AND STENA LINE SIGN MOU FOR IRISH SEA FERRY OPERATIONS

P&O and Stena AB ('Stena') announce that they have signed a Memorandum of Understanding ('MOU') concerning Stena's proposed acquisition of a significant part of P&O's ferry operations on the Irish Sea. The MOU also provides for the transfer of Stena's Stranraer port operations to P&O's port at Cairnryan, with Stena taking a 50% shareholding in the Cairnryan port.

The transaction is part of a wider restructuring of P&O Ferries to focus on higher yielding routes. The book value of the relevant assets is approximately £50 million and, subject to finalisation of the transaction, no significant gain or loss is expected to result for P&O. The proposals are subject to contract, employee consultation and regulatory clearances.

P&O proposes to sell to Stena five vessels and various port assets at Liverpool, Fleetwood and Dublin and to charter to Stena two other vessels. P&O also proposes to transfer to Stena the crew of the five vessels to be acquired by Stena, together with the relevant shore staff at Liverpool, Fleetwood and Dublin, and those shore staff at Larne dedicated to the Fleetwood-Larne service.

Consultations will be commencing with employee representatives about the possible closure of the Dublin-Mostyn service, of P&O's shoreside operations at the Port of Mostyn and the Fleetwood head office. P&O will continue to operate the Mostyn-Dublin service as normal until the proposals receive the necessary approvals.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com

P&O will continue to operate the following vessels on the Irish Sea, on the routes indicated:

Vessel	Route
European Causeway	Larne – Cairnryan
European Highlander	Larne – Cairnryan
Superstar Express	Larne – Cairnryan & Larne-Troon
European Mariner	Larne - Troon
European Diplomat	Rosslare - Cherbourg

P&O and Stena propose to form a 50:50 joint venture to acquire P&O's port interests at Cairnryan and to finance the construction of new berths for both P&O and Stena. The Cairnryan redevelopment will be subject to relevant planning approvals. P&O will continue to own and operate the Port of Larne and this will be largely unaffected by these proposals.

Further Information: Peter Smith, Director, Communications and Strategy, P&O
Tel: +44 (0)20 7930 4343

Notes to editors:

1. At December 2002, P&O Ferries reported net operating assets of £627.1 million and an operating profit of £13.7 million. The effect on the ongoing operating profit of P&O Ferries is expected to be immaterial.

2. Finalisation of the transaction may include some potential route closure costs, the cost of buying in leased assets to be sold to Stena and transaction costs.

3. Stena Line is a privately owned international transport and travel service company and one of the world's largest ferry operators. It currently operates four routes on the Irish Sea : Fishguard – Rosslare, Holyhead – Dublin, Holyhead – Dun Laoghaire and Stranraer – Belfast.

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